

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Erez Raphael
Chief Executive Officer
DarioHealth Corp.
322 W. 57th St. #33B
New York, NY 10019

      Re: DarioHealth Corp.
          Registration Statement on Form S-3
          Filed April 22, 2024
          File No. 333-278865

Dear Erez Raphael:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services

cc: Ron Ben-Bassat, Esq.